LAW OFFICES OF William B. Barnett __________ OF COUNSEL Alan L. Rosen	21550 OXNARD STREET MAIN PLAZA - SUITE 200 WOODLAND HILLS, CALIFORNIA 91367 TELEPHONE (818) 595-7717 FAX (818) 999-2269 wbarnett@wbarnettlaw.com

December 17, 2009

Tia Jenkins, Senior Asst. Chief Accountant
Office of Beverages, Apparel, and Health Care Services
Securities and Exchange Commission
Mail Stop 3561
Washington D.C.  20549

Re:          Grand Monarch Holdings, Inc.
Form 10-K for fiscal year ended 12/31/08
Filed on March 19, 2009
File No.  000-52715

Dear Ms. Jenkins:

The registrant hereby files its Amendment No. 1 to Form 10-K (“Amendment No. 1”).  The Amendment No. 1 contains those pages that have been revised in accordance with the Commission’s November 20, 2009 comment letter (“Comment Letter”).

To assist the staff in its review of Amendment No. 1 our responses below correspond to each comment number in the Comment Letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Report of Independent Registered Public Accounting Firm, page1

1.	In accordance with your comment we have enclosed a revised audit report signed by the auditors.

Financial Statements

2.
In accordance with your comment our auditors have (a) included a statement of changes in stockholder’s equity for the fiscal year ended December 31, 2007 and 2008, (b) revised the other financial statements accordingly, including the statement of stockholder’s equity, and (c) revised their audit report accordingly.

LAW OFFICES OF William B. Barnett December 17, 2009 Page 2 of 2

Section 302 Certification

3.
In accordance with your comment, we have revised the Section 302 Certifications to comply with the language required by Item 601 (31) of Regulation S-K, including replacing the “small business issuer” with “registrant”.

Form 10-Q for the Quarter ended March 31, 2009
Form 10-Q for the Quarter ended June 30, 2009
Form 10-Q for the Quarter ended September 30, 2009

Section 302 Certifications

4.
In accordance with your comment we have revised the Section 302 Certifications to specifically include reference to “intended control over financial reporting” required by Item 601 (31) of Regulation S-K.

Furthermore, on behalf of the registrant we confirm that in future filings the registrant Section 302 Certifications will comply with the language required by Item 601 (31) of Regulation S-K.

Enclosed with this letter is a letter from the Chief Executive Officer of the registrant which acknowledges, among other things, the registrant’s responsibility for the adequacy and accuracy of the disclosure in the filing.

We believe that we have responded to all of your comments fairly and reasonably.  Please contact the undersigned should you have any further questions or comments.

Very truly yours,
Law Offices of William B. Barnett

William B. Barnett
WBB: scc
cc/ D. Villarreal, CEO

GRAND MONARCH HOLDINGS, INC.
210 South Orange Grove Blvd., Pasadena, California 91105
Telephone:  (866) 350-4450

December 17, 2009

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Re:           Grand Monarch Holdings, Inc.
Amendment No. 1 to Form 10-K
Filed:   December 17, 2009
File No.: 000-52715

Gentlemen:

Please be advised that, on behalf of Grand Monarch Holdings, Inc. (the “Company”), I hereby acknowledge the following:

(a)	the Company is responsible for the adequacy and accuracy of the disclosure in the filing of the Company’s Form 10-K, and
(b)
staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the Company’s filing of its Form 10-K and amendments thereto, and

(c)	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

Very truly yours,
Grand monarch Holdings, Inc.

/s/ David Villarreal

David Villarreal, President & CEO